Exhibit 99.(d)(4)(i)

Appendix A

INVESTMENT ADVISORY AGREEMENT
FOR
OAKMARK GLOBAL FUND

AMENDED FEE SCHEDULE

The Trust shall pay out of Fund assets to the Adviser a monthly fee, based on the Fund’s average daily net assets, at the annual rate of 0.830% up to $250 million; 0.805% on the next $250 million; 0.785% on the next $4.5 billion; 0.770% on the next $10 billion; and 0.760% over $15 billion.

Dated: October 1, 2022